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Exhibit 99.1

Funds From Operations ("FFO") and Adjusted Funds From Operations ("AFFO")

Our Company uses FFO in addition to net income to report our operating and financial results and considers FFO and FFO-diluted as supplemental measures for the real estate industry and a supplement to Generally Accepted Accounting Principles ("GAAP") measures. The National Association of Real Estate Investment Trusts ("NAREIT") defines FFO as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from extraordinary items and sales of depreciated operating properties, plus real estate related depreciation and amortization, impairment write-downs of real estate and write-downs of investments in an affiliate where the write-downs have been driven by a decrease in the value of real estate held by the affiliate and after adjustments for unconsolidated joint ventures. Adjustments for unconsolidated joint ventures are calculated to reflect FFO on the same basis.

Adjusted FFO ("AFFO") excludes the FFO impact of Shoppingtown Mall and Valley View Center for the year ended December 31, 2012. In December 2011, our Company conveyed Shoppingtown Mall to the lender by a deed-in-lieu of foreclosure. In July 2010, a court-appointed receiver assumed operational control of Valley View Center and responsibility for managing all aspects of the property. Valley View Center was sold by the receiver on April 23, 2012, and the related non-recourse mortgage loan obligation was fully extinguished on that date, resulting in a gain on extinguishment of debt of $104.0 million. On May 31, 2012, our Company conveyed Prescott Gateway to the lender by a deed-in-lieu of foreclosure and the debt was forgiven resulting in a gain on extinguishment of debt of $16.3 million. AFFO excludes the gain on extinguishment of debt on Prescott Gateway for the twelve months ended December 31, 2012.

FFO and FFO on a diluted basis are useful to investors in comparing operating and financial results between periods. This is especially true since FFO excludes real estate depreciation and amortization, as our Company believes real estate values fluctuate based on market conditions rather than depreciating in value ratably on a straight-line basis over time. Our Company believes that such a presentation also provides investors with a more meaningful measure of our operating results in comparison to the operating results of other REITs. Our Company believes that AFFO and AFFO on a diluted basis provide useful supplemental information regarding our Company's performance as they show a more meaningful and consistent comparison of our Company's operating performance and allow investors to more easily compare our Company's results without taking into account non-cash credits and charges on properties controlled by either a receiver or loan servicer. Our Company believes that FFO and AFFO on a diluted basis are measures investors find most useful in measuring the dilutive impact of outstanding convertible securities.

Our Company believes that FFO and AFFO do not represent cash flow from operations as defined by GAAP, should not be considered as an alternative to net income as defined by GAAP, and are not indicative of cash available to fund all cash flow needs. Our Company also cautions that FFO and AFFO, as presented, may not be comparable to similarly titled measures reported by other real estate investment trusts.

Management compensates for the limitations of FFO and AFFO by providing investors with financial statements prepared according to GAAP, along with this detailed discussion of FFO and AFFO and a reconciliation of FFO and AFFO and FFO and AFFO-diluted to net income available to common stockholders. Management believes that to further understand our Company's performance, FFO and AFFO should be compared with our Company's reported net income and considered in addition to cash flows in accordance with GAAP, as presented in our Company's consolidated financial statements. See the Original Filing.

The following reconciles net income attributable to our Company to FFO and FFO-diluted for the years ended December 31, 2014, 2013 and 2012 and FFO and FFO—diluted to AFFO and AFFO—diluted for the same periods (dollars and shares in thousands):

	2014	2013	2012
Net income attributable to our Company	$1,499,042	$420,090	$337,426
Adjustments to reconcile net income attributable to our Company to FFO—basic:
Noncontrolling interests in the Operating Partnership	105,584	29,637	27,359
(Gain) loss on sale or write down of consolidated assets, net	(73,440)	(207,105)	40,381
Gain on remeasurement of consolidated assets	(1,423,136)	(51,205)	(199,956)
Add: gain (loss) on undepreciated assets—consolidated assets	1,396	2,546	(390)
Add: noncontrolling interests share of gain (loss) on sale of assets—consolidated joint ventures	146	(2,082)	1,899
Loss (gain) on sale or write down of assets—unconsolidated joint ventures(1)	1,237	(94,372)	(2,019)
Add: gain on sale of undepreciated assets—unconsolidated joint ventures(1)	2,621	602	1,163
Depreciation and amortization on consolidated assets	378,716	374,425	307,193
Less: noncontrolling interests in depreciation and amortization—consolidated joint ventures	(20,700)	(19,928)	(18,561)
Depreciation and amortization—unconsolidated joint ventures(1)	82,570	86,866	96,228
Less: depreciation on personal property	(11,282)	(11,900)	(12,861)

FFO—basic and diluted	542,754	527,574	577,862
Loss (gain) on early extinguishment of debt, net—consolidated assets	9,551	(2,684)	—
(Gain) loss on early extinguishment of debt, net—unconsolidated joint ventures(1)	—	(352)	—

FFO excluding early extinguishment of debt, net—diluted	552,305	524,538	577,862
Shoppingtown Mall	—	—	422
Valley View Center	—	—	(101,105)
Prescott Gateway	—	—	(16,296)

AFFO and AFFO—diluted	$552,305	$524,538	$460,883

Weighted average number of FFO shares outstanding for:
FFO—basic(2)	153,224	149,444	144,937
Adjustments for the impact of dilutive securities in computing FFO—diluted:
Share and unit-based compensation	147	82	—

FFO—diluted(3)	153,371	149,526	144,937

(1)
Unconsolidated assets are presented at our Company's pro rata share.

(2)
Calculated based upon basic net income as adjusted to reach basic FFO. During the years ended December 31, 2014, 2013 and 2012, there were 10.1 million, 9.8 million and 10.9 million OP Units outstanding, respectively.

(3)
The computation of FFO and AFFO—diluted shares outstanding includes the effect of share and unit-based compensation plans and the senior notes using the treasury stock method. It also assumes the conversion of MACWH, LP common and preferred units to the extent that they are dilutive to the FFO and AFFO-diluted computation.

The following reconciles net income per share attributable to common stockholders—diluted to FFO per share—diluted and AFFO per share—diluted for the years ended December 31, 2014, 2013 and 2012:

	2014	2013	2012
Net income per share attributable to common stockholders—diluted	$10.45	$3.00	$2.51
Per share impact of depreciation and amortization of real estate	2.81	2.88	2.57
Per share impact of gain on remeasurement, sale or write down of assets, net	(9.72)	(2.35)	(1.09)

FFO per share—diluted	3.54	3.53	3.99
Per share impact of loss (gain) on early extinguishment of debt, net	0.06	(0.02)	—

FFO per share excluding early extinguishment of debt—diluted	3.60	3.51	3.99
Per share impact—Shoppingtown Mall, Valley View Center and Prescott Gateway	—	—	(0.81)

AFFO—diluted	$3.60	$3.51	$3.18

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  Exhibit 99.1
Funds From Operations ("FFO") and Adjusted Funds From Operations ("AFFO")